                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)



                         LASER-PACIFIC MEDIA CORPORATION
                         -------------------------------
                                (Name of Issuer)



                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)



                                     517923
                                 --------------
                                 (CUSIP NUMBER)



                         Ralph J. Sorrentino, President
                    Digital Creative Development Corporation
                              67 Irving Place North
                                    4th Floor
                            New York, New York 10003
                                 (212) 387-7700
                -------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                December 11, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d--1(e), 13d-1(f) or 13d-1(g),
                          check the following box [X].

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF PERSONS

                   Digital Creative Development Corporation
                   TIN # 13-4102909
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                                   WC
------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         N.A.

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                        Delaware
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                       638,700
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                         -0-
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                  638,700
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                    -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              638,700 (1)
------------------------------------------------------------------------------
12.   CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                8.3%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           CO
-------------------------------------------------------------------------------


     (1) The Reporting Person disclaims any beneficial ownership of the shares reported by Bruce Galloway and Ralph J. Sorrentino on this Schedule 13D.



Cusip No. 517923                        13D                   Page 2 of 9 Pages

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       Bruce Galloway (for and on behalf of accounts over which he has control)
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                                   PF
------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         N.A.

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                   UNITED STATES
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                       322,400
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                         -0-
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                  322,400
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                    -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                              322,400 (2)
------------------------------------------------------------------------------
12.   CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                4.2%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           IN
-------------------------------------------------------------------------------


     (2) The Reporting Person disclaims any beneficial ownership of the shares reported by Digital Creative Development Corporation and Ralph J. Sorrentino on this Schedule 13D.


Cusip No. 517923                        13D                   Page 3 of 9 Pages

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                   Ralph J. Sorrentino
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                                   PF
------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         N.A.

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                   UNITED STATES
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                        20,300
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                         -0-
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                   20,300
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                    -0-
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               20,300 (3)
------------------------------------------------------------------------------
12.   CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 .3%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           IN
-------------------------------------------------------------------------------


     (3) The Reporting Person disclaims any beneficial ownership of the shares reported by Digital Creative Development Corporation and Bruce Galloway on this Schedule 13D.


         This Amendment No. 6 to Schedule 13D amends the Schedule 13D initially filed on October 11, 2000 (collectively, with all amendments thereto, the "Schedule 13D") by (i) Digital Creative Development Corporation, a Delaware corporation, ("Digital"), (ii) Ralph J. Sorrentino ("Sorrentino") and (iii) Bruce Galloway ("Galloway" and together with Digital and Sorrentino, the "Reporting Persons").



Cusip No. 517923                        13D                   Page 4 of 9 Pages


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Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

A.       Digital.

         (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Digital is incorporated herein by reference.

         (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all purchases and sales of the shares of Common Stock in the last 60 days are set forth on Schedule A hereto and are incorporated herein by reference.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.


B.       Sorrentino.


         (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Sorrentino is incorporated herein by reference.

         (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all purchases and sales of the shares of Common Stock in the last 60 days are set forth on Schedule B hereto and are incorporated herein by reference.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.


C.       Galloway.


         (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Galloway is incorporated herein by reference.

         (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all purchases and sales of the shares of Common Stock in the last 60 days are set forth on Schedule C hereto and are incorporated herein by reference.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.



Cusip No. 517923                        13D                   Page 5 of 9 Pages


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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 12, 2000                 DIGITAL CREATIVE DEVELOPMENT
                                                  CORPORATION



                                               By:   /s/ Ralph J. Sorrentino
                                                  ----------------------------
                                                  Name:  Ralph J. Sorrentino
                                                  Title: President and Chief
                                                            Executive Officer



                                                     /s/ Ralph J. Sorrentino
                                                  ----------------------------
                                                         Ralph J. Sorrentino



                                                     /s/ Bruce Galloway
                                                  ----------------------------
                                                         Bruce Galloway













Cusip No. 517923                        13D                   Page 6 of 9 Pages


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                                   SCHEDULE A


                    Digital Creative Development Corporation




                                                    Price
                                                  Per Share              Where
Trade Date          Number of Shares       (including commission)       Effected
----------          ----------------       ----------------------       --------


10/27/00                   17,000                  1 27/32               NASDAQ


10/30/00                    2,500                  1 7/8                 NASDAQ


11/1/00                     5,000                  1 27/32               NASDAQ


12/1/00                   150,000                  1.135                 NASDAQ


12/4/00                   264,200                  1.01                  NASDAQ


12/5/00                    47,000                  1.50                  NASDAQ

12/11/00                   60,000                  1.50                  NASDAQ


















Cusip No. 517923                        13D                   Page 7 of 9 Pages

                                   SCHEDULE B


                               Ralph J. Sorrentino





                                                    Price
                                                  Per Share              Where
Trade Date          Number of Shares       (including commission)       Effected
----------          ----------------       ----------------------       --------
































Cusip No. 517923                        13D                   Page 8 of 9 Pages

                                   SCHEDULE C


                                 Bruce Galloway




                                                    Price
                                                  Per Share              Where
Trade Date          Number of Shares       (including commission)       Effected
----------          ----------------       ----------------------       --------









































Cusip No. 517923                        13D                   Page 9 of 9 Pages